[Letterhead of Sullivan & Cromwell LLP]

June 26, 2023

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Manufacturing,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Eiko Yaoita Pyles

Jean Yu

Erin Donahue

Geoff Kruczek

Re:	Next.e.GO B.V. Registration Statement on Form F-4 Filed June 1, 2023 File No. 333-270504

Ladies and Gentlemen:

On behalf of our client, Next.e.GO B.V. (the “Company”) we are filing today, via EDGAR, this letter and amendment no. 2 to the Registration Statement on Form F-4 (the “Amendment No. 2”) with the staff of the Securities and Exchange Commission (the “Commission”). The Company previously filed a registration statement on March 13, 2023 (the “Registration Statement”) and amendment no. 1 to the Registration Statement (the “Amendment No. 1”) on June 1, 2023, with the Commission.

On behalf of the Company, we have set forth below the Company’s response to the staff of the Commission’s (the “Staff”) comments of June 16, 2023 with respect to the above referenced Registration Statement. The response and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment. All page references in the responses set forth below refer to page numbers in the Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 2.

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Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing

Amendment No. 1 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information, page 195

1.	We note from your disclosures throughout the filing that the Forward Purchase Agreement was terminated on March 3, 2023. Please reflect this termination in your pro forma financial statements.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on pages 199, 200, 204 (see Note 3(14) in relation to the unaudited pro forma condensed combined balance sheet as of December 31, 2022 and Note 3(4) in relation to the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022) of the Amendment No. 2.

2.	We note your response to prior comment 9 and revised presentation in the pro forma financial statements to reflect the additional shareholder loans. However, these transactions do not appear to be related to the business combination transaction. In this regard, please revise your introductory paragraph to include a description of the transactions involving the shareholder loan and the IP Note. Your revised disclosure should describe (i) each transaction for which pro forma effects is being given, (ii) the entities involved, (iii) the periods for which the pro forma financial information is presented, and (iv) an explanation of what the pro forma presentation shows.

Response:

The Company respectfully acknowledges the Staff’s comments and in response, the Company has revised its disclosure on pages 197, 203 and 204 (Note 3(11) in relation to the unaudited pro forma condensed combined balance sheet as of December 31, 2022) of the Amendment No. 2.

Unaudited Pro forma Condensed Combined Statement of Operations as of December 31, 2021, page 198

3.	Please remove the comparative pro forma condensed combined statement of operations for the year ended December 31, 2021, as a pro forma income statement should not be presented for more than one complete fiscal year, which in this case is for the year ended December 31, 2022. Refer to Article 11-02(c)(2) of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has deleted the comparative pro forma condensed combined statement of operations for the year ended December 31, 2021.

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements Note 3 Transaction Accounting Adjustments, page 201

4.	We note your revised adjustment (7) offsets the entry made to accumulated deficit with retained earnings. This essentially has no effect on the balance sheet as accumulated deficit and retained earnings represent the same account; therefore, the purpose of this entry is unclear. Please combine the two accounts into a single line item as your current presentation is confusing. Your entry does not appear to comply with IFRS 2 and is not consistent with your explanation of adjustment (7) on page 202. Please revise accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised its disclosure on page 200 of the Amendment No. 2 to eliminate adjustment (7) from “accumulated deficit” and include adjustment (7) under “additional paid-in capital.”

Financial statements of Next.e.GO Mobile SE for the fiscal year ended December 31, 2022 Note 15. Events occurring after the reporting period, page F-58

5.	Your revised disclosure states you signed a complementary term-sheet to the IP Note with Painted Sky Partners (acting as the investor) for the investment of up to USD 75 million into the IP Note. Please revise your disclosure to clarify the nature of the arrangement and its salient terms, including any features (e.g., redemption, conversion, etc.) material to an investor's understanding.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised its disclosure on page F-59 of the Amendment No. 2.

6.	Additionally, we note the term-sheet with Traust Structured, LLC and Two River Ventures, LLC for an IP Note provides for a total volume of “up to” USD 75 million. Please revise to clarify whether the agreement provides the Company with the full borrowing capacity of USD 75 million, or if the borrowing capacity could be less and the terms for determining the actual amount to be funded. In this regard, tell us your basis for reflecting the full USD 75 million in your pro forma financial statements.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised its disclosure on page F-59 of the Amendment No. 2 and clarified that the agreement would provide the Company with the full borrowing capacity.

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing

Note 17. Earnings per Share, page F-62

7.	Please revise to present the diluted loss per share on the face of the statement of profit and loss on page F-4, and revise your notes to the consolidated financial statements to comply with the disclosures required by paragraph 70 of IAS 33.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised its disclosure on page F-62 of the Amendment No. 2.

Note 19. Segment Reporting, page F-62

8.	Please revise your segment footnote to comply with the disclosure requirements outlined in paragraphs 22 and 31 of IFRS 8, as applicable.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised its disclosure on page F-62 of the Amendment No. 2.

General

9.	Please tell us when you intend to file as exhibits the agreements mentioned on page 230. In this regard, we note the added disclosure regarding a share subscription with GEM Global. We also note the disclosures regarding the IP Note and Yorkville.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company has already included the main documents related to the Bridge Financing as exhibits. Given the amount of capital, the Company does not consider the documentation regarding the bond issued to MIMO Capital AG as material. The Company takes the same view in relation to the term sheets with GEM Global and Yorkville as these are non-binding. The same applies for the IP Note.

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing

10.	We note the revisions to your disclosures beginning on page 146. Please make corresponding revisions to other sections of this document where you discuss tax consequences, such as pages 17 and 91, among other locations. Also, we note tax opinions have not yet been filed as exhibits. Please ensure that such opinions address the tax consequences of the redemption of securities, to the extent material.

Response:

In response, the Company has revised its disclosure on pages 17 and 92-93 of the Amendment No.2, and submitted one U.S. federal tax opinion as exhibit 8.1 and a form of Dutch tax opinion and a form of German tax opinion as exhibits 8.2 and 8.3.

With respect to the Staff’s comment on ensuring that the tax opinions address the tax consequences of the redemption of securities, to the extent material, the Company respectfully notes that section III.A.2 of Staff Legal Bulletin No. 19 provides that examples of transactions involving material tax consequences include mergers or exchange transactions where the registrant represents that the transaction is tax-free. The Bulletin further provides that when a registrant represents that an exchange offer or merger is a taxable transaction, no opinion of counsel or accountant is required. The Company respectfully notes that the disclosure already makes clear that the exercise of redemption rights by holders of Athena Class A Common Stock will be taxable - it is only the manner in which tax is imposed that may vary based on the facts. As such, the Company respectfully notes to the Staff that no opinion of counsel should be required with respect to any tax consequence of such redemptions of securities.

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If you would like to discuss any aspect of this letter or the Registration Statement, please contact Clemens Rechberger at +49-69-4272-5514 or by email (rechbergerc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Clemens Rechberger
Clemens Rechberger

cc:	Ali Vezvaei, Next.e.GO B.V. Isabelle Freidheim, Athena Consumer Acquisition Corp. Joel Rubinstein, White & Case LLP Daniel Nussen, White & Case LLP